Mail Stop 3561

        April 5, 2006

Mr. Mark W. Harding
President and Chief Financial Officer
Pure Cycle Corporation
8451 Delaware Street
Thornton, CO 80260

        Re: Pure Cycle Corporation
        Form 10-KSB for the Fiscal Year Ended August 31, 2005
        Filed November 28, 2005
        File No. 0-08814

Dear Mr. Harding:

We have completed our review of your Form 10-KSB and related
filings and have no further comments at this time.

        Sincerely,

        Jim Allegretto
        Senior Assistant Chief Accountant